# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cosmos Health Inc., CIK 0001474167
CUSIP: 221413206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5 AGIOU GEORGIOU, PILEA, THESSALONIKI, Greece (J3), 55438
Date of event which requires filing of this statement: 11/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059371

## Reporting persons
- Bovopoulos Andreas: type of reporting person: individual (IN); citizenship or place of organization: California (CA); sole voting power 8,120,988.05; shared voting power 0; sole dispositive power 8,120,988.05; shared dispositive power 0; aggregate amount beneficially owned 8,120,988.05 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Cosmos Health Inc.
Address of issuer's principal executive offices: 5 AGIOU GEORGIOU, PILEA, THESSALONIKI, GREECE, 55438

## Item 2. Person Filing
Name of person filing: Andreas Bovopoulos
Address of principal business office or, if none, residence: 15413 Lone Hill Road, Los Gatos, CA 95032, USA
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8120988.05
Percent of class:
8.07%

Ownership Percentage Calculation: The reported beneficial ownership of 8120988.05 shares represents approximately 8.07% of the 100,633,773 shares outstanding, as reported by Cosmos Health Inc. in its Form 10-Q for the quarterly period ended June 30, 2026.
Sole power to vote or to direct the vote: 8120988.05
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8120988.05
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bovopoulos Andreas: Andreas Bovopoulos, Individual Investor (11/12/2026)